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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                             -----------------------

                              Eclipsys Corporation
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    278856109
                                 (CUSIP Number)

                                 William E. Ford
                    c/o General Atlantic Service Corporation
                                3 Pickwick Plaza
                          Greenwich, Connecticut 06830
                            Tel. No.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                             -----------------------

                                 March 30, 2000
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

278856109                                                     Page 2 of 12 Pages

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          General Atlantic Partners, LLC

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          00

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        6,818,309
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          6,818,309

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,818,309

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          18.7%

14        TYPE OF REPORTING PERSON

          OO

278856109                                                     Page 3 of 12 Pages

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          General Atlantic Partners 28, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          00

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        6,818,309
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          6,818,309

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,818,309

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          18.7%

14        TYPE OF REPORTING PERSON

          PN

278856109                                                     Page 4 of 12 Pages

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          General Atlantic Partners 38, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          00

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        6,818,309
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          6,818,309

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,818,309

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          18.7%

14        TYPE OF REPORTING PERSON

          PN

278856109                                                     Page 5 of 12 Pages

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          General Atlantic Partners 47, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          00

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        6,818,309
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          6,818,309

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,818,309

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          18.7%

14        TYPE OF REPORTING PERSON

          PN

278856109                                                     Page 6 of 12 Pages

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          General Atlantic Partners 48, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          00

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        6,818,309
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          6,818,309

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,818,309

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          18.7%

14        TYPE OF REPORTING PERSON

          PN

278856109                                                     Page 7 of 12 Pages

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          GAP Coinvestment Partners, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          00

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        6,818,309
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          6,818,309

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,818,309

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          18.7%

14        TYPE OF REPORTING PERSON

          PN

278856109                                                     Page 8 of 12 Pages

Item 1.  Security and Issuer.

         This Amendment No. 1 to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D, dated as of August 21, 1998 (the "Original 13D") with respect to the shares of Common Stock, par value $.01 per share (the "Common Stock") of Eclipsys Corporation, a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Original 13D.

Item 2.  Identity and Background.

         Item 2 is hereby amended and restated in its entirety as follows:

         This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. The members of the group are General Atlantic Partners, LLC, a Delaware limited liability company ("GAP"), General Atlantic Partners 28, L.P., a Delaware limited partnership ("GAP 28"), General Atlantic Partners 38, L.P., a Delaware limited partnership ("GAP 38"), General Atlantic Partners 47, L.P., a Delaware limited partnership ("GAP 47"), General Atlantic Partners 48, L.P., a Delaware limited partnership ("GAP 48"), and GAP Coinvestment Partners, L.P., a New York limited partnership ("GAPCO" and, collectively with GAP 28, GAP 38, GAP 47 and GAP 48, the "Reporting Persons"), all of which are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes. The general partner of each of GAP 28, GAP 38, GAP 47 and GAP 48 is GAP. The managing members of GAP are Steven A. Denning, Peter L. Bloom,

278856109                                                     Page 9 of 12 Pages

David C. Hodgson, William O. Grabe, William E. Ford, Clifton S. Robbins, Matthew Nimetz and Franchon M. Smithson (collectively, the "GAP Managing Members"). The GAP Managing Members are also the general partners of GAPCO. The business address of each of the GAP Managing Members is 3 Pickwick Plaza, Greenwich, Connecticut 06830, and the present principal occupation or employment of each of the GAP Managing Members is as a managing member of GAP. Each of the GAP Managing Members is a citizen of the United States.

         None of the Reporting Persons and none of the above individuals has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

Item 4.  Purpose of Transaction.

         Item 4 is hereby amended and supplemented by the addition of the following:

         This statement is being filed as a result of the Reporting Persons entering into a Company Voting Agreement, dated as of March 30, 2000 (the "Voting Agreement"), with Neoforma.com, Inc. ("Neoforma") pursuant to which the Reporting Persons agreed to vote all of the shares of Common Stock beneficially owned by them in favor of the approval and adoption of the merger transaction, all as more fully described in Item 6, and against any proposal made in opposition to or in competition with such merger.

278856109                                                    Page 10 of 12 Pages

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to the Issuer.

         Item 6 is hereby amended and supplemented by the addition of the following:

         Pursuant to an Agreement and Plan of Merger, dated as of March 30, 2000 (the "Merger Agreement") by and between Neoforma, NeoIII Acquisition Corp., a Delaware corporation ("NeoIII") and the Company, and subject to certain conditions, NeoIII shall be merged with and into the Company, with the Company continuing as the surviving corporation (the "Merger"). As a result of the Merger, each outstanding share of Common Stock, other than shares held by the Company or NeoIII, will be converted into the right to receive 1.344 of a share of Common Stock of Neoforma.

         As an inducement for Neoforma to enter into the Merger Agreement, the Reporting Persons entered into the Voting Agreement pursuant to which they agreed to vote all shares of Common Stock beneficially owned by them in favor of the approval and adoption of the Merger Agreement and any actions required in furtherance thereof and against approval of any proposal made in opposition to or in competition with the consummation of the Merger. Concurrently with the execution of the Voting Agreement, the Reporting Persons delivered to Neoforma an irrevocable proxy granting Neoforma the power to vote all of the shares of Common Stock beneficially held by them in favor of the approval and adoption of the Merger Agreement and the approval of the Merger and the actions contemplated by the Merger Agreement and any actions required in furtherance thereof and against approval of any proposal made in opposition to or in competition with the consummation of the Merger, including, without limitation, any Acquisition Proposal or

278856109                                                    Page 11 of 12 Pages

Superior Offer (as defined in the Merger Agreement) or any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement. The Reporting Persons retain the power to vote the Common Stock on all other matters. Neoforma did not give additional consideration to the Reporting Persons in connection with the execution and delivery of the Voting Agreement and the Proxy.

Item 7.  Materials to be Filed as Exhibits.

         Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

         Exhibit 2: Company Voting Agreement between Neoforma and the Reporting
                    Persons, dated as of March 30, 2000.

         Exhibit 3: Power of Attorney dated December 22, 1999 appointing Thomas
                    J. Murphy Attorney-In -Fact for GAP.

         Exhibit 4: Power of Attorney dated December 22, 1999 appointing Thomas
                    J. Murphy Attorney-In-Fact for GAPCO.

278856109                                                    Page 12 of 12 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of April 7, 2000


GENERAL ATLANTIC PARTNERS, LLC           GENERAL ATLANTIC PARTNERS 47, L.P.

                                         By: General Atlantic Partners, LLC,
By: /s/ Thomas J. Murphy                     Its general partner
    --------------------
    Name:  Thomas J. Murphy              By: /s/ Thomas J. Murphy
    Title: Attorney-In-Fact                  --------------------
                                             Name:  Thomas J. Murphy
                                             Title: Attorney-In-Fact


GENERAL ATLANTIC PARTNERS 28, L.P.       GENERAL ATLANTIC PARTNERS 48, L.P.

By: General Atlantic Partners, LLC,      By: General Atlantic Partners, LLC,
    Its general partner                      Its general partner

By: /s/ Thomas J. Murphy                 By: /s/ Thomas J. Murphy
    --------------------                     --------------------
    Name:  Thomas J. Murphy                  Name:  Thomas J. Murphy
    Title: Attorney-In-Fact                  Title: Attorney-In-Fact


GENERAL ATLANTIC PARTNERS 38, L.P.       GAP COINVESTMENT PARTNERS, L.P.

By: General Atlantic Partners, LLC,
    Its general partner                  By: /s/ Thomas J. Murphy
                                             --------------------
By: /s/ Thomas J. Murphy                     Name:  Thomas J. Murphy
    --------------------                     Title: Attorney-In-Fact
    Name:  Thomas J. Murphy
    Title: Attorney-In-Fact